EXHIBIT 12

STATEMENT REGARDING COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	For the Year Ended					For the Nine Months Ended
Dollar amounts in thousands	Dec. 31, 1999	Dec. 30, 2000	Dec. 29, 2001	Dec. 28, 2002	Dec. 27, 2003	Sept. 27, 2003	Sept. 25, 2004
Earnings:
Earnings before income taxes	$3,387	$4,459	$116,059	$2,670	$(13,437)	$(271)	$(22,506)
Fixed charges	9,370	9,841	7,752	2,348	2,538	1,638	2,231
Amortization of capitalized interest	—	—	148	1,274	1,273	947	947
Interest capitalized	(4,658)	(5,795)	(5,202)	—	(83)	—	—

Adjusted earnings	8,099	8,505	118,757	6,292	(9,709)	2,314	(19,328)
Fixed charges:
Interest expense	4,313	3,581	2,128	2,130	1,350	570	2,104
Interest capitalized	4,658	5,795	5,202	—	83	—	—
Assumed interest component of rent expense	399	465	422	218	149	112	127
Capitalized expenses related to indebtedness	—	—	—	—	956	956	—

Total fixed charges	$9,370	$9,841	$7,752	$2,348	$2,538	$1,638	$2,231

Ratio of earnings to fixed charges	N/A	N/A	15.3	2.7	N/A	1.4	N/A

For the year ended December 27, 2003 and the nine months ended September 25, 2004, Nabi Biopharmaceuticals did not generate sufficient earnings to cover its fixed charges by the following amounts

	For the Year Ended					For the Nine Months Ended
	Dec. 31, 1999	Dec. 30, 2000	Dec. 29, 2001	Dec. 28, 2002	Dec. 27, 2003	Sept. 27, 2003	Sept. 25, 2004
Coverage Deficiency	$1,271	$1,336	—	—	$12,247	—	$21,559